Etoiles Capital Group Co., Ltd

Unit 03-04, 25/F, Cosco Tower,

183 Queen’s Road Central,

Sheung Wang, Hong Kong

September 18, 2025

U.S. Securities & Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, NE

Attn: Alyssa Wall

Re:	Etoiles Capital Group Co., Ltd
Registration Statement on Form F-1
Filed on September 11, 2025
File No. 333-290184

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Etoiles Capital Group Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 10:00 a.m., Eastern Time, on September 22, 2025, or as soon as thereafter practicable.

Please reach out to our counsel Lawrence Venick (+1 310-728-5129) at Loeb & Loeb LLP if any questions.

Very truly yours,

/s/ Kit Shing, CHEUNG
Kit Shing, CHEUNG
Director and Chief Executive Officer